ORCKIT COMMUNICATIONS LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Orckit Communications Ltd. (the “Company” or “Orckit”) will be held on Thursday, March 10, 2011 at 3:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel, for the following purpose:

(1)	approval of the sale of 130,000 units to Izhak Tamir and 110,000 units to Eric Paneth, on the same terms and conditions as the units sold in our public offering.

Shareholders of record at the close of business on February 7, 2011 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. If a shareholder’s shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, he should deliver or mail (via registered mail) his completed proxy to the offices of the Company at 126 Yigal Allon Street, Tel Aviv, Israel, Attention: Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by his broker. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.  Reasonable costs incurred by the Company in dealing with such a position statement shall be borne by the submitting shareholder.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the most senior holder of joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Members.

       By Order of the Board of Directors,

Izhak Tamir
Chairman of the Board of Directors
and President

Eric Paneth
Chief Executive Officer

Dated: February 1, 2011

ORCKIT COMMUNICATIONS LTD.
126 Yigal Allon Street
Tel Aviv, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, no par value (“Ordinary Shares”), of Orckit Communications Ltd. (the “Company” or “Orckit”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors”) for use at an Extraordinary General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.  The Meeting will be held on Thursday, March 10, 2011 at 3:00 p.m. (Israel time), at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel.

                     The agenda of the Extraordinary General Meeting will be as follows:

(1)	approval of the sale of 130,000 units to Izhak Tamir and 110,000 units to Eric Paneth, on the same terms and conditions as the units sold in our public offering.

The Company currently is not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above, unless a shorter period is determined by the Board of Directors. Shareholders may revoke the authority granted by their execution of proxies by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation or later proxy is received prior to the above deadline, or by voting in person at the Meeting.

On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner.  Brokers and other nominees have discretionary voting authority under the applicable rules of the New York Stock Exchange to vote on "routine" matters.  This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted, unless you provide voting instructions by way of your proxy card.

Proxies for use at the Meeting are being solicited by the Board of Directors.  Only shareholders of record at the close of business on February 7, 2011 will be entitled to vote at the Meeting.  Proxies are being mailed to shareholders on or about February 10, 2011 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

As of January 24, 2011, 22,483,519 of our Ordinary Shares were outstanding. Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate at least 25% of the outstanding Ordinary Shares present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Share Ownership

The following table sets forth, as of January 24, 2011, the number of our Ordinary Shares, which constitute our only voting securities, beneficially owned by (i) all shareholders known to us to own more than 5% of our outstanding Ordinary Shares, and (ii) all of our directors and executive officers as a group. The voting rights of all shareholders are the same. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the "SEC") based on voting and investment power with respect to such Ordinary Shares. Ordinary Shares subject to options or warrants that are currently exercisable or exercisable within 60 days of January 24, 2011 are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC and, unless otherwise indicated, we believe that persons named in the table have sole voting and sole investment power with respect to all the Ordinary Shares shown as beneficially owned, subject to community property laws, where applicable.

Identity of Person or Group	Number of Ordinary Shares	Percent Beneficially Owned
Izhak Tamir	1,804,267 (1)	7.9%
Eric Paneth	1,773,017 (2)	7.7%
All directors and executive officers as a group (12 persons) __________________________________	5,554,624 (3)	22.5%

(1)
Includes: (i) 939,267 Ordinary Shares, (ii) 420,000 Ordinary Shares issuable upon the exercise of options that are currently vested, (iii) 25,000 Ordinary Shares that may be acquired upon the exercise of warrants, and (iv) 420,000 Ordinary Shares subject to a six-year variable forward sale contract entered into with Credit Suisse Capital LLC on March 1, 2006 pursuant to which such shares were pledged to Credit Suisse as collateral; accordingly, Mr. Tamir does not have dispositive power with respect to such shares. Does not include 130,000 Ordinary Shares and 78,000 Ordinary Shares that may be acquired upon exercise of warrants, that will be beneficially owned by Mr. Tamir if Item 1 is approved by our shareholders at the Meeting. If Item 1 is approved Mr. Tamir will beneficially own 8.7% of our Ordinary Shares.

(2)
Includes: (i) 914,267 Ordinary Shares, (ii) 420,000 Ordinary Shares issuable upon the exercise of options that are currently vested, (iii) 18,750 Ordinary Shares that may be acquired upon the exercise of warrants, and (iv) 420,000 Ordinary Shares subject to a six-year variable forward sale contract entered into with Credit Suisse Capital LLC on March 1, 2006 pursuant to which such shares were pledged to Credit Suisse as collateral; accordingly, Mr. Paneth does not have dispositive power with respect to such shares. Does not include 110,000 Ordinary Shares and 66,000 Ordinary Shares that may be acquired upon exercise of warrants, that will be beneficially owned by Mr. Paneth if Item 1 is approved by our shareholders at the Meeting. If Item 1 is approved Mr. Paneth will beneficially own 8.4% of our Ordinary Shares.

(3)
Includes 669,090 Ordinary Shares and 401,454 Ordinary Shares that may be acquired upon exercise of warrants held by Catalyst Private Equity Partners (Israel) II LP, a private equity fund.  Mr. Yair Shamir, one of Orckit's directors, serves as the Chairman of the management company of this fund.  Also, includes 1,737,178 Ordinary Shares which may be purchased by our directors and executive officers pursuant to options exercisable within 60 days following January 24, 2011.

AGENDA OF THE EXTRAORDINARY GENERAL MEETING

Item 1 – Approval of the sale of 130,000 units to Izhak Tamir and 110,000 units to Eric Paneth, on the same terms and conditions as the units sold in our public offering

On December 3, 2010, we closed a public offering for the sale of units at a price of $2.75 per unit.  Each unit consists of one Ordinary Share and a warrant to purchase 0.60 of one Ordinary Share at an exercise price of $3.50 per share. The exercise price of the warrants are subject to appropriate adjustment in the event of dividends and distributions, share splits, share combinations, reclassifications or similar events affecting our Ordinary Shares.   The warrants are exercisable until December 3, 2015.  The Ordinary Shares and warrants may be transferred separately.

Including the sale of the units that are subject to the approval of this Item 1 by our shareholders, we sold 3,045,452 Ordinary Shares and warrants to purchase 1,827,271 Ordinary Shares in the offering.  2,136,362 units in the offering were purchased by underwriters pursuant to an underwriting agreement.  Cowen and Company, LLC acted as the sole bookrunner for the underwritten portion of the offering, and Roth Capital Partners, LLC and Merriman Capital, Inc. acted as co-managers.  669,090 units in the offering were purchased by Catalyst Private Equity Partners (Israel) II LP, a private equity fund.  Mr. Yair Shamir, one of our directors, serves as the Chairman of the management company of this fund.   Such units were purchased pursuant to a subscription agreement on terms and conditions that are substantially the same as those provided in the underwriting agreement. We did not pay an underwriting commission with respect to such units.

In order to induce investors to invest in the offering, our founders, Izhak Tamir and Eric Paneth, each committed to invest his own personal funds in the offering on the same terms and conditions as the other investors.  Mr. Tamir is our Chairman of the Board and President, and Mr. Paneth is our Chief Executive Officer and a director.  Such units will be purchased pursuant to subscription agreements, entered into by Mr. Tamir and Mr. Paneth, on terms and conditions that are substantially the same as those provided in the underwriting agreement, except that no underwriting commission will be payable with respect to such units.  Pursuant to the Israeli Companies Law, since the securities issued in the offering (assuming full exercise of all warrants) will amount to more than twenty percent of our outstanding Ordinary Shares before the offering, the sale of units to Mr. Tamir and Mr. Paneth requires shareholder approval.  The particpation of Mr. Tamir and Mr. Paneth in the offering has been approved by our Audit Committee and Board of Directors.

Subject to shareholder approval, Mr. Tamir irrevocably agreed to invest $357,500 to purchase 130,000 units, consisting of 130,000 Ordinary Shares and warrants to purchase up to 78,000 Ordinary Shares, and Mr. Paneth irrevocably agreed to invest $302,500 to purchase 110,000 units, consisting of 110,000 Ordinary Shares and warrants to purchase up to 66,000 Ordinary Shares.    If this proposal is approved by our shareholders at the Meeting, the Ordinary Shares and warrants subscribed for by each of Mr. Tamir and Mr. Paneth will be issued to them on the business day immediately following the Meeting.

The securities to be sold to Mr. Paneth and Mr. Tamir would be freely tradeable, subject to limitations on resale applicable to "affiliates" of Orckit, as defined in SEC Rule 144, and to a contractual lock-up obligation agreed to by each of them in connection with the offering for a period of 60 days from December 3, 2010.  Each of our other officers and directors also agreed to a lock-up period of 60 days from December 3, 2010.

Assuming our shareholders approve the participation in the offering by Mr. Tamir and Mr. Paneth, the gross proceeds of the offering will be approximately $8.4 million and the net proceeds, after deducting the underwriting commission and estimated offering expenses paid by us, will be approximately $7.8 million. We currently intend to use the net proceeds from the offering for working capital and other general corporate purposes.

The securities described above were offered by us pursuant to a registration statement declared effective by the SEC on June 2, 2010 and a prospectus supplement related to the offering filed with the SEC on November 30, 2010.  We filed the underwriting agreement and the forms of the subscription agreement and warrant with the SEC on a Form 6-K on November 30, 2010, which may be viewed at the SEC's website at http://www.sec.gov.  Such Form 6-K is incorporated by reference into this proxy statement and the summary set forth herein is qualified in its entirety by reference to such documents.

Vote Required

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, to sell to Izhak Tamir 130,000 units, consisting of 130,000 Ordinary Shares and warrants to purchase up to 78,000 Ordinary Shares, on the same terms and conditions as those sold in the Company's public offering on December 3, 2010.

RESOLVED, to sell to Eric Paneth, 110,000 units, consisting of 110,000 Ordinary Shares and warrants to purchase up to 66,000 Ordinary Shares, on the same terms and conditions as those sold in the Company's public offering on December 3, 2010.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

By Order of the Board of Directors,

Izhak Tamir
Chairman of the Board of Directors
and President

Eric Paneth
Chief Executive Officer

Dated:  February 1, 2011